THE BUCKLE. INC.
2407 W. 24th Street
Kearney, NE  68845
P.O. Box 1480
Kearney, NE  68848-1480
tel  (308) 236-8491
fax  (308) 236-4493

www.buckle.com

February 27, 2012

Tia L. Jenkins
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549

By EDGAR and Overnight Delivery

Re:          The Buckle, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2011
Filed March 30, 2011
Response Letter Dated February 7, 2012
File No. 001-12951

Dear Ms. Jenkins:

We are providing this letter in response to your comment letter dated February 14, 2012, as a follow up to the Securities and Exchange Commission’s comment letter dated January 27, 2012 and our response letter dated February 7, 2012. We understand that the purpose of your review is to assist the Company in compliance with the applicable disclosure requirements and to enhance the overall disclosure in the Company’s filings.

Form 10-K for the Fiscal Year Ended January 29, 2011

Notes to Financial Statements, page 35

Note J. Stock-Based Compensation, page 46

1.
SEC COMMENT – We note your statements in response to comment one of our letter dated January 27, 2012 that the terms of your various shareholder approved stock option plans require that the Administrator shall make an adjustment to both the exercise price and number of shares covered by each award in order to preserve the fair value for the option holders in the event of a special cash dividend; and that such adjustments are nondiscretionary. We further note in your 1993 Director Stock Option Plan and 1997 Executive Stock Option Plan that in the event of any special cash dividend, the Administrator shall make such adjustment, if any, as it deems appropriate; and that these adjustments shall be determined by the Administrator in its sole discretion. As such, it appears to us that these adjustments were discretionary. Please further explain to us the basis for your conclusion that these adjustments were required under the stock option plans and nondiscretionary.

COMPANY RESPONSE – The Company believes the provisions of the stock option plans require that an adjustment be made to the exercise price and number of shares covered by each award in order to preserve the value for option holders in the event of a special cash dividend—making such adjustments “nondiscretionary.”

Each of the Company’s shareholder-approved stock option plans (the “Plans”) includes the following provision:

In the event of any merger, consolidation, recapitalization, reclassification, stock dividend, distribution of property, special cash dividend, or other change in corporate structure affecting the shares, the Committee shall make such adjustments, if any, as it deems appropriate in the number and class of shares subject to, and the exercise price of, outstanding options granted under the Plan. The foregoing adjustments shall be determined by the Committee in its sole discretion. (Emphasis added.)

Prior to the declaration of the first special cash dividend by the Board of Directors of the Company on December 11, 2006, the Company and the Compensation Committee of the Board of Directors considered the effect of the special cash dividend on previously issued stock options and determined that the Plans required the Compensation Committee to preserve the value of outstanding stock options after payment of the special cash dividend. In connection with this determination, the Company and the Compensation Committee were advised by and obtained a legal opinion from outside legal counsel that the use of the word “shall” in the above-quoted provision made an anti-dilution adjustment mandatory in the event of a special cash dividend. Counsel advised that the inclusion of the words “if any” did not detract from this mandatory obligation, because those words merely reflected the fact that the value of outstanding stock options may not be harmed and anti-dilution adjustments may not be necessary to preserve fair value in the event of certain of the listed changes in corporate structure–such as a merger in which the Company was the surviving entity and in which shares of Company stock were issued at fair market value. Finally, counsel advised the Compensation Committee that the final sentence of the above-quoted provision did not provide the Compensation Committee with the discretion to avoid its mandatory obligation to make an anti-dilution adjustment if necessary to preserve fair value for stock option holders. Counsel advised that the final sentence gave the Compensation Committee discretion as to the manner of the adjustment to the number of shares and exercise price and also prevented any option holder from raising a legal challenge to the means of the anti-dilution adjustment as determined by the Compensation Committee. In other words, because the specific terms of an anti-dilution adjustment are within the Compensation Committee’s “sole discretion”, an option holder cannot challenge the adjustment as being insufficient or ineffective in preserving the value of the stock options or the means in which the adjustment was carried out.

Based upon this advice from outside counsel, the Company and the Compensation Committee of the Board of Directors determined that adjustments made to preserve the intrinsic value for option holders after payment by the Company of each special cash dividend were “nondiscretionary” under the guidance of ASC 718. As such, no incremental compensation expense was recorded by the Company as a result of the adjustments, given the fact that the adjustments were nondiscretionary and the fair value of the awards was not greater after the adjustment than immediately before the adjustment on the basis of the stated anti-dilution terms in the original award.

2.
SEC COMMENT – We note in your response to comment one of our letter dated January 27, 2012 that the adjustments to both the exercise price and the number of shares covered by each award were made in order to preserve the fair value for option holders. We further note your other option grants of 2,306 other options at $0.12 per share (fiscal 2011), 2,405 other options at $0.43 per share (fiscal 2010), 447 other options at $5.83 per share (fiscal 2009) and 422 other options at $9.34 per share (fiscal 2008). Please explain to us how you arrived at the exercise price and number of options for the special dividend adjustments in each fiscal year, and confirm to us that these adjustments were equitable or proportionate.

COMPANY RESPONSE – As a result of the Company’s review of the provisions of its stock option plans and based on advice from outside counsel, the Compensation Committee of the Board of Directors determined it was necessary to make an adjustment to both the exercise price and number of shares covered by each award for all outstanding stock options—with the purpose of maintaining the intrinsic value for options holders while at the same time minimizing the dilutive effect of any additional stock options issued.

As such, each time a special cash dividend has been paid, the Company reduced the exercise price of all outstanding stock options by $0.01 less than the dividend amount (to the extent possible) and adjusted the number of stock options outstanding to account for the remainder of the difference in intrinsic value for options holders immediately before and after payment of the special cash dividend. The calculation was performed separately for each specific option grant and for each participant who had stock options outstanding from the grant.

Below is an example of how the adjustment was calculated to maintain the intrinsic value for one participant, assuming the facts that existed for the first special cash dividend, which was declared by the Board of Directors on December 11, 2006 in the amount of $3.00 per share (before the impact of 3-for-2 stock split on January 12, 2007):

	Pre-Dividend	Adjustment	Post-Dividend

Stock Price	$52.43	$(3.00)	$49.43

Number of Stock Options	3,600	1	3,601
Exercise Price per Option	$16.60	$(2.99)	$13.61

Intrinsic Value per Option	$35.83		$35.82
Total Intrinsic Value	$128,988		$128,988

Fair Value per Option (*)	$34.45		$33.29
Total Fair Value (*)	$124,020		$119,877

(*) determined using Black Scholes option pricing model

The participant above was issued 1 additional option at an exercise price of $13.61 and the exercise price of their existing 3,600 options was adjusted to $13.61. The cumulative effect of this adjustment for all outstanding grants and all participants resulted in the issuance of 789 additional stock options with a weighted average exercise price of $12.58 (adjusted for 3-for-2 stock split) as disclosed in the Company’s Form 10-K for the fiscal year ended February 3, 2007. Additionally, no incremental compensation expense was recognized as a result of this adjustment because the fair value of the awards both individually and in the aggregate was not greater after the adjustment than immediately before the adjustment.

Adjustments were made in a consistent manner for each special cash dividend declared by the Company until the adjustment for the $2.50 per share special cash dividend declared by the Board of Directors on November 17, 2010. For this adjustment, it was not possible to reduce the exercise price by $0.01 less than the special dividend amount for certain grants as doing so would have resulted in an exercise price of less than $0.00 for two specific grants. Therefore, the Compensation Committee made the determination to adjust the exercise price and number of options in an identical manner as each previous adjustment for the grants where this was possible. For the two grants where this was not possible, the Compensation Committee made the determination to adjust the exercise price to $0.01, perform the calculation in the same manner as in prior fiscal years, and adjust for the remaining lost intrinsic value by issuing additional options. Below is an example of how the adjustment was calculated for one participant with outstanding stock options from a grant where the exercise price could not be adjusted by the full $2.49:

	Pre-Dividend	Adjustment	Post-Dividend

Stock Price	$38.15	$(2.50)	$35.65

Number of Stock Options	56,730	389	57,119
Exercise Price per Option	$2.27	$(2.26)	$0.01

Intrinsic Value per Option	$35.88		$35.64
Total Intrinsic Value	$2,035,725		$2,035,721

Fair Value per Option (*)	$34.20		$33.94
Total Fair Value (*)	$1,940,166		$1,938,619

(*) determined using Black Scholes option pricing model

The participant above was issued 389 additional options at an exercise price of $0.01 and the exercise price of their existing 56,730 options was adjusted to $0.01. The cumulative effect of this adjustment for all outstanding grants and all participants resulted in the issuance of 2,405 additional stock options with a weighted average exercise price of $0.43 as disclosed in the Company’s Form 10-K for the fiscal year ended January 29, 2011. 2,216 of the additional stock options were for the two grants where the exercise price was adjusted to $0.01. Again, no incremental compensation expense was recognized because the fair value of the awards both individually and in the aggregate was not greater after the adjustment than immediately before the adjustment.

Finally, the adjustments as outlined in the above examples were made both equitably and consistently to preserve the value for all holders of outstanding stock options on each occasion.

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;
•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this process and would be willing to discuss any additional comments you may have. Please call me with any questions. My direct extension is (308) 236-4440 and my fax number is (888) 600-1105. Thank you.

Sincerely,

  /s/ KAREN B. RHOADS
Karen B. Rhoads
Vice President of Finance and CFO
(principal accounting officer)

Cc:          Amy Ryan, Deloitte & Touche LLP
Robert J. Routh, Cline, Williams, Wright, Johnson and Oldfather, L.L.P.